Dechert LLP	1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 25, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Select Portfolios (the "Trust")

Air Transportation Portfolio

Automotive Portfolio

Banking Portfolio

Biotechnology Portfolio

Brokerage and Investment Management Portfolio

Chemicals Portfolio

Communications Equipment Portfolio

Computers Portfolio

Construction and Housing Portfolio

Consumer Discretionary Portfolio

Consumer Staples Portfolio

Defense and Aerospace Portfolio

Electronics Portfolio

Energy Portfolio

Energy Service Portfolio

Environmental Portfolio

Financial Services Portfolio

Gold Portfolio

Health Care Portfolio

Home Finance Portfolio

Industrial Equipment Portfolio

Industrials Portfolio

Insurance Portfolio

IT Services Portfolio

Leisure Portfolio

Materials Portfolio

Medical Delivery Portfolio

Medical Equipment and Systems Portfolio

U.S. AUSTIN BOSTON CHARLOTTE HARRISBURG HARTFORD NEW YORK NEWPORT BEACH PALO ALSO PHILADELPHIA PRINCETON SAN FRANCISCO WASHINGTON DC EUROPE BRUSSELS LONDON LEXEMBOURG MUNICH PARIS

Money Market Portfolio

Multimedia Portfolio

Natural Gas Portfolio

Natural Resources Portfolio

Networking and Infrastructure Portfolio

Paper and Forest Products Portfolio

Pharmaceuticals Portfolio

Retailing Portfolio

Software and Computer Services Portfolio

Technology Portfolio

Telecommunications Portfolio

Transportation Portfolio

Utilities Growth Portfolio

Wireless Portfolio (the "Funds")

File Nos. 002-69972 and 811-03114

Post-Effective Amendment No. 86

Dear Mr. Sandoe:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 86 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which accompanies this letter. In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the Funds' investment adviser. FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson